BlackRock Utilities & Telecommunications V.I. Fund

FILE #811-03290

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
4/18/2007	MetroPCS Communications	50,000,000	30,000

Bear, Stearns & Co. Inc.; Banc of America Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; UBS Securities LLC; Thomas Weisel Partners LLC; Wachovia Capital Markets, LLC; Raymond James & Associates, Inc.

12/12/2007	IBERDROLA RENOVABLES S.A.	768,011,800	68,200

Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Credit Suisse Securities (USA) LLC; UBS Securities LLC; William Blair & Company, L.L.C.; CIBC World Markets Corp.; Wachovia Capital Markets, LLC; Thomas Weisel Partners LLC